PROCESSED

MAR 07 2008

THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION

08026455

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Country Club Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

414 Nichols Rd.,
(No. and Street)

Kansas City (City) | Missouri (State) | 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ye | 816-751-4221 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cochran Head Vick & Co., P.A.
(Name – *if individual, state last, first, middle name*)

6700 Antioch, Suite 460 (Address) | Merriam (City) | Kansas (State) | 66204 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Ye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Country Club Financial Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF KANSAS SANDRA J. JACKSON My Appt. Exp. 02 10 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail
Mail Processing
Section
FEB 28 2008
Washington, DC
106

COUNTRY CLUB FINANCIAL SERVICES, INC.

* * * * *

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

CONTENTS

COCHRAN HEAD VICK & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6700 Antioch Road, Suite 460
Merriam, Kansas 66204
(913) 378-1100 • (913) 378-1177 FAX

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors
Country Club Financial Services, Inc.

We have audited the accompanying statements of financial condition of Country Club Financial Services, Inc., (the Company) as of December 31, 2007, and the related statements of operations, stockholders' equity and cash flows for the year then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirements, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit. The financial statements and supplementary schedules of the Company as of and for the year ended December 31, 2006 were audited by other auditors whose report, dated February 16, 2007, expressed an unqualified opinion on those statements and supplementary schedules.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Country Club Financial Services, Inc. at December 31, 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cochran Head Vick & Co. P.A.

February 18, 2008

COUNTRY CLUB FINANCIAL SERVICES, INC.

Statements of Financial Condition

December 31, 2007 and 2006

		2007	2006
Assets			
Current assets:			
Cash	$	394,705	467,533
Commissions receivable		144,617	128,203
Income taxes receivable currently from parent		17,112	139,678
Total current assets		556,434	735,414
Equity securities - not readily marketable		3,300	3,300
Furniture and equipment, net		8,112	14,275
Total assets	$	567,846	752,989
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable	$	182,285	206,334
Franchise taxes payable		4,125	4,125
Total liabilities		186,410	210,459
Stockholder's equity:			
Common stock, par value $.10, authorized 100,000 shares, 1,000 shares issued and outstanding		100	100
Additional paid-in capital		498,900	498,900
Retained earnings (deficit)		(117,564)	43,530
Total stockholder's equity		381,436	542,530
Total liabilities and stockholder's equity	$	567,846	752,989

See accompanying notes to financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.

Statements of Operations

For the Years Ended December 31, 2007 and 2006

		2007	2006
Revenue:			
Commissions income	$	2,442,202	2,004,175
Service fees		908,122	652,077
Interest and dividend income		22,125	15,057
Other revenues		16,197	14,328
Total revenue		3,388,646	2,685,637
Expenses:			
Personnel services		2,483,596	1,982,443
Management services		562,031	489,181
Outside electronic data processing		157,669	177,007
Pershing ticket charges		72,523	66,007
Occupancy and equipment		68,590	76,196
Professional fees		25,755	21,123
Dues and subscriptions		5,810	5,952
Regulatory fees		45,620	38,544
Depreciation		6,163	8,682
Advertising costs		27,276	9,148
Stationery and supplies		10,946	8,599
Other operating expenses		91,393	80,208
Total expenses		3,557,372	2,963,090
Loss before income tax benefit		(168,726)	(277,453)
Provision for income tax benefit		7,633	61,122
Net loss	$	(161,093)	(216,331)

See accompanying notes to financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.

Statements of Stockholder's Equity

For the Years Ended December 31, 2006 and 2007

	Common Shares Issued and Outstanding		Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2005	1,000	$	100	114,900	259,861	374,861
Capital contribution from parent	-		-	384,000	-	384,000
Net loss for year	-		-	-	(216,331)	(216,331)
Balances at December 31, 2006	1,000		100	498,900	43,530	542,530
Net loss for year	-		-	-	(161,094)	(161,094)
Balances at December 31, 2007	1,000	$	100	498,900	(117,564)	381,436

See accompanying notes to financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.

Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net loss	$	(161,094)	(216,331)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation		6,163	8,682
Change in operating assets and liabilities:			
Commissions receivable		(16,414)	(59,289)
Income taxes receivable		122,566	(59,881)
Accounts payable		(24,049)	(61,108)
Taxes payable		-	(705)
Net cash used by operating activities		(72,828)	(388,632)
Cash flows from financing activities:			
Capital contribution from parent		-	384,000
Net cash provided by financing activities		-	384,000
Net decrease in cash		(72,828)	(4,632)
Cash and cash equivalents at beginning of year		467,533	472,165
Cash and cash equivalents at end of year	$	394,705	467,533

See accompanying notes to financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2007 and 2006

1) **Description of Business and Summary of Significant Accounting Policies**

Description of Business

Country Club Financial Services, Inc. (the Company) is a limited services securities broker engaged in the sale of stocks, bonds, mutual funds, unit investment trusts, and annuity products. The Company employs 42 representatives at offices in 21 locations in Kansas, Missouri and Oklahoma. The Company is licensed in 41 states and the District of Columbia, and is a member in good standing of FINRA and various state agencies. All general securities accounts are insured by the Securities Investor Protection Corporation. The Company is registered with the Securities and Exchange Commission ("SEC") and is subject to the net capital requirements of SEC Rule 15c3-3 and is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3. The Company is a wholly owned subsidiary of Country Club Bank NA ("Parent"), with whom it files a consolidated income tax return; the accounts of the Parent are not presented or otherwise included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recorded on a trade-date basis.

Concentrations

In 2007 and 2006, commission revenue from a mutual fund broker and an annuity product provider comprised 22% and 23% of total commission revenue, respectively.

Cash

Cash consists of demand deposit checking accounts and deposits with clearinghouses. From time to time, the Company maintains cash balances with financial institutions in excess of FDIC limits.

Equity Securities - Not Readily Marketable

Equity securities not readily marketable consist of 300 shares of NASDAQ Stock Market, Inc. common stock which is not actively traded in any financial markets. These securities are stated at estimated fair value equal to cost that does not exceed estimated net realizable value.

Furniture, Fixtures and Equipment

The cost of furniture, fixtures and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method for financial reporting purposes and on the modified accelerated cost recovery system (MACRS) for income tax purposes. The useful life of furniture, fixtures and equipment for purposes of computing depreciation and amortization is 3 to 10 years.

Income Taxes

The provision for income tax benefit includes federal and state tax liabilities and benefits receivable. In neither 2007 nor 2006 did the Company pay any amounts for either Federal or state income taxes. Effective July 1, 2006, the Company's Parent elected S-Corporation status for the consolidated group for Federal income tax reporting purposes. Provisions for income tax benefit and income taxes receivable from parent at December 31, 2006 relate, for Federal tax reporting purposes, to the period prior to July 1, 2006 and for state income tax reporting purposes for the entire year. The receivable from parent for income taxes at December 31, 2007 and the provision for income tax benefit for the year then ended relate entirely to state income taxes. Principally for these reasons the income tax benefit recorded is less than the expected effective tax rate of 34%.

2) Furniture, Fixtures and Equipment

At December 31, 2007 and 2006, furniture, fixtures and equipment consisted of the following:

		2007	2006
Furniture, fixtures and equipment	$	45,657	47,731
Less accumulated depreciation		(37,545)	(33,456)
Total furniture, fixtures and equipment, net	$	8,112	14,275

3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires (1) the maintenance of minimum net capital, and (2) that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2007 and 2006 are summarized as follows:

		2007	2006
Net capital	$	315,586	355,854
Aggregate indebtedness		186,410	210,459
Minimum net capital rquired		50,000	50,000
Excess net capital at 1500%		265,586	305,854
Excess net capital at 1000%		296,945	334,808
Net capital ratio		.059 to 1	.059 to 1

The Company is also subject to the net capital requirements of their clearinghouse and of the State of Oklahoma, who require net capital of $100,000 and $10,000, respectively. At December 31, 2007 and 2006, the Company was in compliance with these requirements.

4) Related Party Transactions

The Parent provides office space and management services as needed at a cost to the Company of $448,904 for both 2007 and 2006.

SUPPLEMENTARY INFORMATION

COUNTRY CLUB FINANCIAL SERVICES, INC.

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007 and 2006

		2007	2006
Net Capital			
Total stockholders' equity at December 31	$	381,436	542,530
Deductions and/or charges:			
Non-allowable assets			
Equity securities not readily marketable		3,300	3,300
Commissions and other receivables		13,011	4,512
Income taxes receivable current from Parent		17,112	138,342
Fixed assets and prepaid items		8,112	14,275
		41,535	160,429
Fidelity bond deductible over $6,000		19,000	19,000
Net capital before haircuts on securities positions		320,901	363,101
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)			
Money market instruments		5,315	7,247
Net capital	$	315,586	355,854
Aggregate Indebtedness			
Items included in statements of financial condition			
Accounts payable and taxes payable	$	186,410	210,459
Total aggregate indebtedness	$	186,410	210,459
Computation of Basic Net Capital Requirement			
Minimum net capital required	$	50,000	50,000
Excess capital at 1500%	$	265,586	305,854
Excess capital at 1000%	$	296,945	334,808
Ratio: aggregate indebtedness to net capital		0.59	0.59
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2007 and 2006)			
Net capital, as reported in Part II of Company's unaudited FOCUS report	$	315,384	358,644
Reclassification of tax liability against tax receivable		202	-
Income tax adjustment		-	(2,790)
Net capital, as computed above	$	315,586	355,854

COUNTRY CLUB FINANCIAL SERVICES, INC.

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission Schedule II

As of December 31, 2007

The Company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the year ended December 31, 2007

Information relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission Schedule III

As of December 31, 2007

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2007.

COCHRAN HEAD VICK & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
6700 Antioch Road, Suite 460
Merriam, Kansas 66204
(913) 378-1100 • (913) 378-1177 FAX

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors and Stockholders
Country Club Financial Services, Inc.

In planning and performing our audit of the financial statements of Country Club Financial Services, Inc. for the year ended December 31, 2007, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Cochran Head Vick & Co. P.A.

February 18, 2008

END